Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal
Third Quarter 2009 Operating Results
Closes Acquisition of The Unique Broadcasting Company Limited & Becomes the
Leading Radio Traffic Service in United Kingdom
NEW YORK, May 11, 2009 (BUSINESS WIRE) — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for the fiscal third quarter ended March 31, 2009.
For the quarter ended March 31, 2009, revenue was $12.5 million, an increase of 2.5% from $12.2 million in the third quarter of fiscal 2008. The increase in quarterly revenue was achieved due to $2.6 million in revenue from the United Kingdom, which generated no revenue in the year ago period. Included in the UK revenue was $1.7 million of revenue associated with the first month of operations of the newly acquired Unique Broadcasting (renamed Global Traffic Network (UK) Commercial Limited). Both Australia and Canada had lower revenue than the previous year quarter. Australia revenue was down 18% and Canada revenue was down 27% from the third fiscal quarter of 2008. Both Canada and Australia were impacted by unfavorable currency exchange rate fluctuations due to a strengthening U.S. dollar compared with the local currencies. When measured in their local currencies, quarterly Australian revenue increased 12% and Canadian revenue decreased 9% respectively, compared to the prior year quarter. The Company’s revenue has been negatively impacted in the local currencies by the current global economic conditions, which have had a significant impact on the advertising markets in which the Company operates.
Adjusted Operating Loss was $0.9 million for the third fiscal quarter ending March 31, 2009 compared to $0.6 million Adjusted Operating Income for the third fiscal quarter of 2008. The Company defines Adjusted Operating Income (Loss) as operating income (loss) plus depreciation and amortization expense.
Net loss for the third quarter of fiscal 2009 was $1.8 million, compared to net loss of $0.2 million for the same period a year ago.
For the nine months ended December 31, 2008, revenue was $42.4 million, an increase of 16% from $36.4 million in the prior nine month period. Year to date revenue increased in all three geographical markets the Company serves: Australia, Canada and United Kingdom. When measured in their local currencies, Australian and Canadian revenue increased 21% and 34%, respectively, compared to the prior year period. The Company’s UK business posted revenue of $4.8 million, compared to no revenue for the same period last year. The Company’s revenue was negatively impacted by unfavorable currency exchange rates as the U.S. dollar has been stronger in all its markets during the current fiscal year than the previous fiscal year.
Adjusted Operating Income increased to $3.3 million for nine months ending March 31, 2009 compared to $3.2 million for the nine month period ending March 31, 2008.
Net loss for the nine months ending March 31, 2009 was $38 thousand, compared to net income of $0.8 million for the same period a year ago.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “While we are disappointed that revenue was softer in Canada and Australia than we achieved in the previous two quarters of this fiscal year, the slowdown is not surprising. The current economic conditions have had a negative impact on the markets in which we operate, especially with regards to advertising spending. However, we believe that we are well positioned in the advertising arena, with no significant direct competitors, an extremely effective product and an experienced, seasoned sales staff. We fully expect the advertising markets to recover and that we will resume our historical revenue increases. The impact on our revenue was further compounded by the significant weakening of the local currencies when compared to the U.S. dollar. For the quarter, the United Kingdom was a bright spot for us and we are very pleased by our initial success with our acquisition of Unique, which provides traffic and entertainment news services to radio stations in the United Kingdom. Our first month of consolidated operations in the UK was Adjusted Operating Income positive and we have high expectations for this subsidiary in the future.”
Mr. Yde continued, “We continue to invest in the long term future of our company. In addition to the Unique acquisition, which transformed us in to the dominant market leader in the United Kingdom, we have also strengthened our position in both Canada and Australia. In January 2009, we commenced operations in the Canadian capital of Ottawa, which is the fourth largest market in Canada and our eighth Canadian market overall. In addition, we continue to enter into long term contracts with our affiliates, bringing stability and improved expense visibility to our business. Since the beginning of the fiscal year, we have locked up four year agreements with our three largest traffic affiliates in Australia, a four year agreement with our largest news affiliate and, in January 2009, a two year agreement with our second largest news affiliate in Australia. In addition, we entered a four year agreement with our largest traffic affiliate in Canada in January 2009. Our United Kingdom subsidiary now has over 700,000 radio commercials available for sale on an annual basis while providing traffic reports to 250 radio stations and entertainment news reports to 120 radio stations.”
Mr. Yde concluded, “We have made significant investments in the long term success of our Company. While there is great uncertainty in the short term global economic outlook, we believe the investments we have made set the Company up well for the future. The long term contracts we have entered into bring us flat costs related to these contracts for their respective lives as well as cost certainty for a significant portion of our business. Our strong balance sheet, with virtually no debt and significant cash balances, positions us to operate successfully during the current economic downturn.”
For the Company’s fourth fiscal quarter ending June 30, 2009, revenue reflected to date in the Company’s internal sales reports is behind the same date for the previous fiscal year when measured in local currencies. The Company’s operating, sales and general and administrative expenses were significantly higher in the third fiscal quarter of 2009 compared to the third fiscal quarter of 2008 when measured in local currencies. These expenses were higher due to the expansion of the United Kingdom operations to commence service for the Highways Agency Traffic Radio project and the operations of the Unique acquisition, increased start up cost of Mobile Traffic, and increased station costs in Australia and Canada, among other things. All of these increased costs are expected to be reflected in the fiscal fourth quarter results as well. In addition, the Company’s costs will increase due to the inclusion of three months of the Unique acquisition, when compared to one month in the third fiscal quarter 2009. With the exception of UK traffic operating expenses, the vast majority of the Company’s costs are fixed and are not readily reduced in the short or intermediate term. Should revenue from Canada and Australia end fiscal fourth quarter 2009 lower than fiscal fourth quarter 2008 in local currencies, this lower revenue combined with higher costs will have a significant negative impact on Adjusted Operating Income (Loss) and net income (loss) for the period.
Currencies in the local markets where the Company does business continue to be weaker than the fourth fiscal quarter of 2008. The impact of this will be to reduce the profit in those foreign markets that generate a profit and mitigate the loss in the markets that generate a loss in local currency. This weakness, should it continue, will reduce the Company’s Australian revenues and expenses when reported in U.S. dollars. The Company’s Australian revenues and expenses continue to comprise a majority of the Company’s overall revenues and expenses as well as being its only profitable division for the nine months ended March 31, 2009. Based on current currency exchange rates, the first fiscal quarter of 2010 will also have difficult comps, after which, at current currency exchange rates, the comps will be similar.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EDT on Monday, May 11, 2009, to discuss its fiscal third quarter results, as well as other relevant matters. To listen to the call, dial (877) 723-9523 (domestic), or (719) 325-4816 (international), and enter the pass code 8230549. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
A replay of the call will be available from 11:30 a.m. EDT on Monday, May 11, 2009 through 11:59 p.m. May 18, 2009. To access the replay, please call (888) 203-1112 or (719) 457-0820 (international) and enter the participant code: 8230549.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in eight Canadian markets and a national radio traffic network across the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise or update any forward-looking statements to reflect future events or circumstances.
Currency Exchange Rates for Income Statement Information

	Three Months Ending	Three Months Ending
	March 31, 2009	March 31, 2008	Difference
Australia	0.6645	0.9060	(26.7%)
Canada	0.8037	0.9954	(19.3%)
United Kingdom	1.4369	1.9783	(27.4%)
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.
The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three and nine month period ended March 31, 2009 and 2008.

	Three Months		Nine Months
	Ended		Ended
	March 31,	March 31,	March 31,	March 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating (loss) income	$(1,465)	$179	$1,861	$2,140
Add back:
Depreciation and amortization expense	$602	$385	$1,443	$1,081
Adjusted Operating (Loss) Income	$(863)	$564	$3,304	$3,221

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Three Months Ended March 31

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$8,803	$1,079	$2,580	$—	$—	$12,462
Operating expenses
Traffic	3,375	1,832	2,431	266	—	7,904
News	1,511	—	90	—	—	1,601
TV	165	—	—	—	—	165
Selling, G&A	1,524	466	264	202	—	2,456
Corporate overhead	299	—	—	—	602	901
Non-cash compensation	—	—	—	—	298	298
Depreciation/amortization	170	176	240	16	—	602

Operating income (loss)	1,759	(1,395)	(445)	(484)	(900)	(1,465)

Interest expense	7	—	—	—	—	7
Other (income)	(119)	(24)	(13)	—	(34)	(190)
Other expense	—	—	—	—	—	—

Net income (loss) before taxes	1,871	(1,371)	(432)	(484)	(866)	(1,282)
Income tax expense	555	—	(60)	—	7	502
Net income (loss)	$1,316	$(1,371)	$(372)	$(484)	$(873)	$(1,784)

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$10,745	$1,471	$—	$—	$—	$12,216
Operating expenses
Traffic	3,791	1,645	390	—	—	5,826
News	1,658	—	—	—	—	1,658
TV	203	—	—	—	—	203
Selling, G&A	1,904	595	137	59	—	2,695
Corporate overhead	513	—	—	—	589	1,102
Non-cash compensation	—	—	—	—	168	168
Depreciation/amortization	207	173	5	—	—	385

Operating income (loss)	2,469	(942)	(532)	(59)	(757)	179

Interest expense	21	—	—	—	—	21
Other (income)	(160)	(3)	(1)	—	(265)	(429)
Other expense	—	—	11	—	—	11

Net income (loss) before taxes	2,608	(939)	(542)	(59)	(492)	576
Income tax expense	786	—	—	—	14	800
Net income (loss)	$1,822	$(939)	$(542)	$(59)	$(506)	$(224)

*	Mobile Traffic Network, Inc. was formed March 7, 2008. Certain information has been reclassed from Global Traffic Network, Inc. for presentation in this format.

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Nine months Ended March 31,

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$32,516	$5,076	$4,774	$—	$—	$42,366
Operating expenses
Traffic	10,874	5,179	4,991	537	—	21,581
News	5,071	—	90	—	—	5,161
TV	560	—	—	—	—	560
Selling, G&A	5,670	1,542	536	643	—	8,391
Corporate overhead	998	—	—	—	1,495	2,493
Non-cash compensation	—	—	—	—	876	876
Depreciation/amortization	548	546	324	25	—	1,443

Operating income (loss)	8,795	(2,191)	(1,167)	(1,205)	(2,371)	1,861

Interest expense	32	—	—	—	—	32
Other (income)	(566)	(30)	(21)	—	(294)	(911)
Other expense	41	—	—	—	—	41

Net income (loss) before taxes	9,288	(2,161)	(1,146)	(1,205)	(2,077)	2,699
Income tax expense	2,786	—	(60)	—	11	2,737
Net income (loss)	$6,502	$(2,161)	$(1,086)	$(1,205)	$(2,088)	$(38)

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$31,995	$4,362	$—	$—	$—	$36,357
Operating expenses
Traffic	10,930	4,900	851	—	—	16,681
News	4,881	—	—	—	—	4,881
TV	578	—	—	—	—	578
Selling, G&A	5,735	1,808	285	59	—	7,887
Corporate overhead	1,295	—	—	—	1,325	2,620
Non-cash compensation	—	—	—	—	489	489
Depreciation/amortization	587	489	5	—	—	1,081

Operating income (loss)	7,989	(2,835)	(1,141)	(59)	(1,814)	2,140

Interest expense	71	—	—	—	—	71
Other (income)	(280)	(19)	(4)	—	(939)	(1,242)
Other expense	—	1	11	—	—	12

Net income (loss) before taxes	8,198	(2,817)	(1,148)	(59)	(875)	3,299
Income tax expense	2,478	—	—	—	25	2,503
Net income (loss)	$5,720	$(2,817)	$(1,148)	$(59)	$(900)	$796

*	Mobile Traffic Network, Inc. was formed March 7, 2008. Certain information has been reclassed from Global Traffic Network, Inc. for presentation in this format.

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$12,462	$12,216	$42,366	$36,357

Operating expenses (exclusive of depreciation and amortization shown separately below)	9,670	7,687	27,302	22,140
Selling, general and administrative expenses	3,655	3,965	11,760	10,996
Depreciation and amortization expense	602	385	1,443	1,081
Net operating (loss) income	(1,465)	179	1,861	2,140
Interest expense	7	21	32	71
Other (income) (including interest income of $167 and $426 for the three months ended March 31, 2009 and 2008 and interest income of $878 and $1,224 for the nine months ended March 31, 2009 and 2008)	(190)	(429)	(911)	(1,242)
Other expense	—	11	41	12

Net (loss) income before income taxes	(1,282)	576	2,699	3,299
Income tax expense	502	800	2,737	2,503

Net (loss) income	$(1,784)	$(224)	$(38)	$796

Income per common share:
Basic	$(0.10)	$(0.01)	$0.00	$0.05
Diluted	$(0.10)	$(0.01)	$0.00	$0.05
Weighted average common shares outstanding:
Basic	18,068,909	18,051,867	18,057,092	17,482,727
Diluted	18,068,909	18,051,867	18,057,092	17,578,102

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	June 30,
	2009	2008
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$19,576	$37,541
Accounts receivable net of allowance for doubtful accounts of $182 and $292 at March 31, 2009 and June 30, 2008	12,752	13,355
Prepaids and other current assets	1,076	961
Deferred tax assets	189	262

Total current assets	33,593	52,119

Property and equipment, net	7,130	8,964
Intangibles	16,808	418
Deferred tax assets	109	141
Other assets	458	960

Total assets	$58,098	$62,602

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	9,757	$8,067
Deferred revenue	795	1,293
Income taxes payable	1,755	3,186
Current portion of long term debt	275	459

Total current liabilities	12,582	13,005

Long term debt, less current portion	120	482
Deferred tax liabilities	3,029	—
Other liabilities	289	389

Total liabilities	16,020	13,876

Common stock, $.001 par value; 100,000,000 shares authorized; 18,264,834 shares issued and outstanding as of March 31, 2009 and 18,156,133 shares issued and outstanding as of June 30, 2008	18	18
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of March 31, 2009 and June 30, 2008	—	—
Additional paid in capital	49,868	49,015
Accumulated other comprehensive (loss) income	(4,597)	2,866
Accumulated deficit	(3,211)	(3,173)

Total shareholders’ equity	42,078	48,726

Total liabilities and shareholders’ equity	$58,098	$62,602

SOURCE: Global Traffic Network, Inc.
At KCSA Strategic Communications
Todd Fromer/Marybeth Csaby
212-896-1215/1236
tfromer@kcsa.com/mcsaby@kcsa.com
or
At Global Traffic Network, Inc.
Scott Cody, 212-896-1255
Chief Financial Officer & Chief Operating Officer
scott.cody@globaltrafficnet.com
Copyright Business Wire 2009